UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 19, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Trading statement and operating update for the six months ended 31 December 2020

Johannesburg, Friday, 19 February 2021. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) is required in terms of paragraph 3.4(b) of the Listings Requirements of the JSE Limited, to publish a trading statement as soon as the Company is satisfied that a reasonable degree of certainty exists that the financial results for the period to be reported upon next – being its interim results for the six months ended 31 December 2020 (“H1FY21”)- will differ by at least 20% from the financial results for the comparable six months ended 31 December 2019 (“the previous comparable period” and/or “H1FY20”).

Expected headline and basic earnings for the six-month period ended 31 December 2020 (“H1FY21”)

Shareholders of Harmony are advised that a reasonable degree of certainty exists that net profit for H1FY21 will be between R5.7 billion and R5.9 billion – which is between 325% and 339% higher than H1FY20. In US dollar terms, net profit for H1FY21 is estimated to be between 283% and 297% higher at US$349 million to US$361 million in comparison to H1FY20.

Headline earnings per share (“HEPS”) is expected to be between 761 and 795 South African (“SA”) cents or between 205% and 219% higher than the previous comparable period (which was 249 South African cents). In US dollar terms, HEPS is expected to be between 47 and 49 US cents per share or 175% and 189% higher than the previous comparable period (which was 17 US cents).

Earnings per share (“EPS”) is expected to be between 942 and 976 South African cents per share or 278% and 292% higher than the previous comparable period (which was 249 South African cents). In US dollar terms, EPS is expected to be between 58 and 60 US cents per share or between 240% and 254% higher than the previous comparable period (which was 17 US cents).

The increase in net profit and earnings is primarily due to:
•an increase in production;
•a higher average gold price received;
•gains on derivatives and foreign exchange translation gain; and
•a gain on bargain purchase recognised on the acquisition of Mponeng and related operations.

The increase was partially offset by an increase in the taxation expense.

Further details in respect of the increase in net profit and earnings are as follows:

Increase in revenue

Revenue from the existing operations increased by R3.1 billion (US$191 million) primarily due to an 8% increase in gold production and the increase in the gold price. The average gold price received increased by 31% to R896 587/kg in H1FY21 from R683 158/kg in H1FY20. In US dollar terms, the average gold price received increased by 19% to US$1 716/oz in H1FY21 from US$1 447/oz in H1FY20.

Gains on derivatives

Gains on derivatives recorded a net gain of R902 million (US$56 million) for H1FY21 compared to a net gain of R157 million (US$11 million) for H1FY20. The increased gains are primarily as a result of a weaker Rand/US$ exchange rate that resulted in a large gain on the unrealised foreign exchange derivatives.

Foreign exchange translation gain

The foreign exchange translation gain for H1FY21 of R652 million (US$40 million) (H1FY20: R36 million (US$2 million)) is primarily due to the impact of the strengthening of the Rand between June and December 2020 on the US dollar denominated loans.

Gain on bargain purchase recognised on the acquisition of Mponeng and related operations (“acquired assets”)

The acquired assets contributed R3.0 billion (US$192 million) in revenue and R2.0 billion (US$ 128 million) in production costs. In addition, a gain on bargain purchase of between R1 billion (US$62 million) and R1.2 billion (US$72 million) will be recognised on the acquisition. This gain takes into account fair value adjustments and provisions between the consideration paid and the net asset value of the acquired assets and liabilities assumed.

Taxation

The taxation expense for the group increased to R772 million (US$47 million) for H1FY21 from R157 million (US$11 million) for H1FY20. The current taxation expense in H1FY21 is higher mainly due to foreign exchange gains on the US dollar loans. The deferred taxation expense for H1FY21 is higher mainly as a result of the utilisation of assessed losses and unredeemed capital expenditure due to increased profitability.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

The average exchange rate for H1FY21 of R16.25/$ was used for the dollar conversion amounts.

Harmony’s interim financial and operational results for H1FY21

Harmony will publish its interim financial and operational results for the six months ended 31 December 2020 on Tuesday, 23 February 2021.

For more details contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Max Manoeli
Investor Relations Manager
+27 (0) 82 759 1775

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27 (0) 82 888 1242

Johannesburg, South Africa
19 February 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 19, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director